UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                                           SEC FILE NUMBER
                                                             000-31413
                                   FORM 12b-25

                                                            CUSIP NUMBER
                                                            10138R 10 4
                           NOTIFICATION OF LATE FILING

(Check One):   |_| Form 10-K   |_| Form 20-F    |_| Form 11-K
               |X| Form 10-Q     |_| Form N-SAR

                  For Period Ended: December 31, 2003
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:

  Read Instruction (on back page) before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

Bottomline Home Loan, Inc.
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Full Name of Registrant

n/a
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Former Name if Applicable

201 East Huntington Drive, Suite 202
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Address of Principal Executive Office (Street and Number)

Monrovia, CA  91016
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
|X| the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-QSB cannot be completed within the requested time period due to limited resources in the Registrant's accounting department at this time and due to the complexities involved in accounting for the sale of a portfolio of servicing rights during the quarter.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Buster Williams, Jr.              800                  520-5626
 ---------------------------      ----------           ------------------
           (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 |X|Yes   |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X|Yes   |_| No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the quarter ended December 31, 2003, the Registrant sold a portfolio of loan servicing rights for approximately $430,000. The cost basis of such portfolio was approximately $273,000, thus resulting in additional gross profit of approximately $157,000.


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                           BOTTOMLINE HOME LOAN, INC.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: February 18, 2004             By     /s/  Buster Williams, Jr.
                                           -------------------------------------
                                             Buster Williams, Jr., President